Sit Investment Associates

Mutual Funds Newsletter

Winter 2016

Sit Mutual Funds 2015 In Review

The Dividend Growth Fund portfolio holdings in electronic technology (Avago Technologies, Micron) and producer manufacturing (Raytheon, Delphi Automotive and Lockheed Martin) added favorably to the Fund's performance in 2015. The Fund ended the year with a +0.51% return versus a +1.38% for its benchmark, the S&P 500 Index.

The Small Cap Dividend Growth Fund opened on March 31, 2015, and although the return was negative through year end, it outperformed its benchmark, the Russell 2000 Index, by over +1.00% during that time period. Stock selections in finance (Equity LifeStyle Properties +23.25%), producer manufacturing (Orbital ATK +20.53%), and electronic technology (Monolithic Power Systems +23.89%) aided performance.

The Global Dividend Growth Fund stock selections within Asia/Pacific (Avago Technologies), Japan (Seven & I Holdings) and the United Kingdom (DS Smith & Delphi Automotive) were positive contributors to performance. While the Fund was down -0.93% for the full year and slightly trailed its benchmark, the MSCI World Index (-0.87%), it performed better on a relative basis in the second half when the market dropped.

The Balanced Fund was up +2.25% for the year versus its benchmarks, the S&P 500 Index (+1.38%) and the Barclay's Aggregate Bond Index (+0.55%). The equity portion of the portfolio was supported by strong stock selections within the electronic technology, technology services, and health technology sectors. Within the fixed income portion of the portfolio, all sectors provided an income advantage relative to their benchmark, the Barclays Aggregate Bond Index, and helped propel the Fund's return.

Large cap stocks weathered 2015 better than small cap stocks with the Large Cap Growth Fund providing a +4.47% return. Its benchmark, the Russell 1000® Growth Index, was up +5.67% and the S&P 500® Index was up +1.38%. Weightings in technology services, electronic technology, and health technology provided a significant amount of the positive returns for the year. Alphabet (+46.61%), Avago Technologies (+46.04%), and Starbucks (+47.65%) contributed the most to returns for the year.

Barron's names Sit Mutual Funds the #1 fund family of 2015.

Visit www.sitfunds.com to read the article.

The Mid Cap Growth Fund stock picks within electronic technology, healthcare technology, and industrial sectors aided the Fund during the year. Avago Technologies (+46.04%) and Ultimate Software Group (+33.17%) led the way among electronic technology and technology services sectors. The Fund led its benchmark, the Russell Mid Cap® Growth Index, in the first half of 2015 with a return of +5.92% versus +4.18%, but trailed over the full year -2.22% to -0.20%, respectively.

The Small Cap Growth Fund individual stock holdings in technology and commercial services were partially offset by not owning more-speculative, non-earning biotechnology companies. Tech services firm Manhattan Associates (+62.50%) and biotech company Halozyme Therapeutics (+79.59%) had the best returns for the portfolio. After posting a strong first half, small cap growth stocks changed course with the Russell 2000® Growth Index, the Fund's benchmark, down -1.38% and the Fund down -2.66% for the full year.

The International Growth Fund (+4.86%) outperformed its benchmark, the MSCI EAFE Growth Index (+4.09%) in 2015 with strong stock selections in the U.K. (Indivior PLC and Bellway p.l.c.) and by keeping an underweight position in Australian banking and materials companies.

Stock markets in developing countries generally struggled in 2015 with the MSCI Emerging Markets Index down -16.96%. The Developing Markets Growth Fund (-15.88%) managed to hold up better than its benchmark due to holdings in South Korean Multiplex Cinema chain CJ CGV (+133.84%), China technology company Tencent Holdings (+35.86%), and Chinese tutoring company TAL Education Group (+50.49%).

Significant investments in high-coupon seasoned agency mortgages helped drive the +1.42% full-year return for the U.S. Government Securities Fund. This emphasis on income provided the Fund with a yield advantage of approximately +0.70% over its benchmark, the Barclays Intermediate Government Bond Index (+1.18%).

The Quality Income Fund's low duration helped shield the Fund somewhat from an increase in short term rates, however, given the extremely low interest rate environment the income was not enough to lift the Fund to a positive return and it finished the year -0.27% versus its benchmark, the Barclay's 1-3 Year Gov't./Credit Index (+0.65%).

The Tax-Free Income Fund benefited from price appreciation during the year due to a slightly longer duration and exhibited an income advantage of approximately +0.50% versus the Barclays 5 year Muni Index. The Fund outperformed its benchmark, the Barclays 5-Year Municipal Bond Index, +3.91% vs. +2.43%.

Holdings in revenue bond sectors such as single family mortgages, utilities and lease rental/municipal leases increased in value during the year, aiding the MN Tax Free Income Fund's performance. The Fund's relatively higher level of income also played a role in its outperformance of the Barclays 5-Year Municipal Bond Index, +3.54% to +2.43%, respectively.

Investment Outlook and Strategy Summary *by Roger J. Sit - Chairman and Chief Investment Officer*



The final estimate of third quarter U.S. real GDP growth was +2%, which was revised down slightly from 2.1%. Consumer spending remained at a reasonably healthy +3% in the final estimate. However, fourth quarter consumer spending in October and November slowed and appears to be on track to grow at roughly +2% in the quarter. According to the second fourth quarter estimate, real GDP grew at an annual rate of +1%.

For the first time in over a decade, the Federal Open Market Committee raised the target range for the federal funds rate by 25 basis points at its December meeting, and the Federal Reserve has indicated a possibility of further interest rate increases in 2016.

The global economy in 2016 appears to be growing at the same subpar 2.5% pace as in 2015, 2014, and 2013 – slower than the 3-3.5% growth range we had hoped for. The U.S. and U.K. are growing in a modest, choppy manner. Europe is experiencing slight growth, while Japan is struggling to gain traction. China's growth, while slowing, is still at a high level relative to the rest of the world. We do not think China is headed for a "hard landing."

Significant worldwide Central Bank liquidity (Quantitative Easing) and very low interest rates are helping economic growth. We expect that Quantitative Easing and low interest rates will persist, particularly from the European Central Bank, the Bank of Japan, and the People's Bank of China. In the U.S., the Federal Reserve continues to send conflicting messages.

The lack of a more robust, solid economic foundation is creating nervousness and volatility in the markets. While Quantitative Easing and very low interest rates have created hope that conditions would meaningfully advance, evidence of sustained improvement has not yet materialized, thus diminishing that hope. Markets need economic clarity in order to assess corporate revenues and earnings strength. Earnings growth, we believe, is a catalyst for stock price appreciation. This lack of clarity leads to investor uncertainty.

We can no longer hope global easy money policies will eventually lead to economic strength, interest rate increases, company earnings growth, and price appreciation. Going forward, strong fundamentals and quality earnings growth will determine which securities will outperform. We are in a stock and bond picker's market.

Equities

Domestic equity markets fell in December, with the S&P 500® Index declining -1.6% for the month. The Index was up 7% during the fourth quarter and had a 1.4% return for 2015. International equity markets experienced similar returns as the year concluded, but were weaker for all of 2015.

Small capitalization stocks underperformed large capitalization stocks for the month, quarter and year. Over those periods, small, medium, and large capitalization growth stocks outperformed their value counterparts.

Equity valuations are attractive, but the key variables in the market are the strength of the economic environment and earnings growth. We are anticipating modest, subpar economic growth and low interest rates worldwide and continued foreign quantitative easing to make equities a desirable asset class.

In this "stock picker's market," we believe that fundamentally sound, high-quality growth companies across a diversified group of sectors and geographic regions is a critical strategy. In a low growth environment, quality growth stocks possess a favorable risk/reward profile and can participate in a rising market and retain their value better in a falling market.

We prefer U.S., Europe and developed Asia ex-Japan-exposed companies. We are less positive on Japan, Latin America and Africa/Middle East.

Concerning sectors, we prefer growth companies in health technology & services, technology services, and transportation, which should benefit from one or more secular themes (increased productivity, aging population, etc.). Less attractive is the industrial manufacturing sector due to China's softness. We remain negative on the commodities/energy sectors.

Fixed Income

Fixed income markets experienced mixed results during the fourth quarter. Taxable bonds fell -0.3% in December, -0.6% for the quarter, and rose only 0.5% for the year. Tax-exempt bonds fared better, rising 0.7% for the month, 1.5% for the quarter, and 3.3% for the year.

Our tax-exempt investment strategy for 2016 is to modestly shorten duration during the year and to maintain opportunistic cash where allowed. We will stay focused on securities that provide a high level of interest income, the primary source of returns over longer-term cycles. We will emphasize revenue bonds, which typically offer higher yields than general obligation bonds. We will maintain diversified portfolios of quality securities as well as seek yield by selectively going lower in credit quality.

Treasuries underperformed for the quarter as a result of the increase in interest rates, but outperformed for the year as high quality bonds performed better than lower quality bonds. Short-term Treasury yields increased during the quarter and the year, as the yield curve flattened. Corporate bonds underperformed for both the quarter and the year, driven largely by poor returns in lower quality and industrial bonds, as the energy sector continued to suffer from the effects of depressed oil prices.

We will maintain short durations in our taxable portfolios to take advantage of a historically steep yield curve. We are focusing on the stable prices and 2% yield of Agency High Coupon Mortgages. As a result of recent market volatility, we emphasize highly-rated bonds with attractive liquidity profiles. In Asset-Backed Securities, we are focusing on high-quality securities backed by older, high-quality loans. To take advantage of a flattening yield curve, our strategy is to invest in 10 to 30 year maturity U.S. Treasury bonds.

Roger Sit is Chairman, President, Chief Executive Officer and Global Chief Investment Officer of Sit Investment Associates. Roger has a Master of Business Administration from the Harvard Graduate School of Business.

Sit Dividend Growth Fund

As of December 31, 2015

FUND PERFORMANCE (%)

	Annualized Returns							
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
Class I Shares	**6.51**	**0.51**	**13.04**	**11.12**	**8.82**	**9.04**	**1.92**	**1.71**
S&P 500® Index	7.04	1.38	15.13	12.57	7.31	7.39		
Class S Shares	**6.46**	**0.25**	**12.76**	**10.83**	**--**	**8.11**	**1.65**	**1.45**
S&P 500 Index	7.04	1.38	15.13	12.57	--	7.04		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Class I Shares	**18.29**	**12.89**	**-29.60**	**25.59**	**16.43**	**3.29**	**13.54**	**28.18**	**12.12**	**0.51**
Class S Shares	**n/a**	**12.56**	**-29.77**	**25.25**	**16.19**	**2.98**	**13.23**	**27.95**	**11.79**	**0.25**
S&P 500 Index	15.80	5.50	-37.00	26.47	15.06	2.11	16.00	32.39	13.69	1.38

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Medtronic, PLC	3.2	JPMorgan Chase & Co.	2.4
Microsoft Corp.	3.0	Home Depot, Inc.	2.2
Pfizer, Inc.	2.6	Intel Corp.	2.0
Verizon Communications, Inc.	2.6	PepsiCo, Inc.	2.0
Wells Fargo & Co.	2.4	Johnson & Johnson	1.9
		Total	24.4

PORTFOLIO SECTOR ALLOCATION (%)

Finance	18.2
Health Technology	16.4
Electronic Technology	8.3
Consumer Non-Durables	7.6
Producer Manufacturing	7.1
Retail Trade	7.0
Technology Services	5.1
Utilities	4.4
Sectors Less Than 4.4%	25.5
Cash and Other Net Assets	0.4

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$906.2
S Share Assets (Millions):	$70.3
Number of Holdings:	86
Wtd. Avg. Market Cap (Billions):	$106.4
Median Market Cap (Billions):	$39.5
Turnover Rate:	42.0 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 25 years
Kent L. Johnson, CFA, 26 years
Michael J. Stellmacher, CFA, 24 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Sit Small Cap Dividend Growth Fund

As of December 31, 2015

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the Russell 2000® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying, growth-oriented common stocks that it believes exhibit the potential for growth and growing dividend payments. The Adviser invests in companies with maximum capitalizations, at the time of purchase, of $3 billion or the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 25 years
Kent L. Johnson, CFA, 26 years
Robert W. Sit, CFA, 24 years
Michael T. Manns, 28 years

FUND DETAILS

	Class I	Class S
Ticker:	SSCDX	SDFSX
CUSIP:	82980D-86-3	82980D-85-5
Inception Date:	3/31/15	3/31/15
Expense Ratio:	1.25%	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility. Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

	3 Month	Since Inception	30-Day SEC Yield(1)
Class I Shares	**1.95**	**-6.51**	**1.46**
Class S Shares	**1.93**	**-6.69**	**1.21**
Russell 2000® Index	3.59	-8.37	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	YTD 2015
Class I Shares	**-6.51**
Class S Shares	**-6.69**
Russell 2000® Index	-8.37

*Due to the Fund's inception date of 3/31/15, the 2015 calendar year returns of the Fund and its benchmarks reflect performance since 3/31/15.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Monolithic Power Systems, Inc.	1.8	MKS Instruments, Inc.	1.5
Booz Allen Hamilton Holding Corp.	1.7	Solera Holdings, Inc.	1.5
STERIS, PLC	1.7	Deluxe Corp.	1.5
Physicians Realty Trust	1.7	Laclede Group, Inc.	1.5
Thor Industries, Inc.	1.7	Provident Financial Services, Inc.	1.5
		Total	16.2

PORTFOLIO SECTOR ALLOCATION (%)

Finance	24.6
Consumer Services	8.3
Consumer Durables	7.3
Producer Manufacturing	7.1
Commercial Services	6.1
Process Industries	6.1
Electronic Technology	4.8
Health Technology	4.4
Sectors Less Than 4.4%	26.6
Cash and Other Net Assets	4.7

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$4.8
S Share Assets (Millions):	$2.3
Number of Holdings:	94
Wtd. Avg. Market Cap (Billions):	$3.5
Median Market Cap (Billions):	$3.0
Turnover Rate:	16.6 %

Sit Global Dividend Growth Fund

As of December 31, 2015

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Class I Shares	**4.80**	**-0.93**	**7.84**	**6.78**	**8.68**	**1.69**	**1.72**
Class S Shares	**4.67**	**-1.21**	**7.57**	**6.50**	**8.40**	**1.43**	**1.44**
MSCI World Index	5.50	-0.87	9.63	7.59	7.04		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2008*	2009	2010	2011	2012	2013	2014	YTD 2015
Class I Shares	**-5.25**	**24.65**	**11.58**	**-2.58**	**13.61**	**21.70**	**4.03**	**-0.93**
Class S Shares	**-5.31**	**24.40**	**11.32**	**-2.89**	**13.35**	**21.43**	**3.76**	**-1.21**
MSCI World Index	-21.77	29.99	11.76	-5.54	15.83	26.68	4.94	-0.87

*Due to the Fund's inception date of 9/30/08, the 2008 calendar year returns of the Fund and its benchmarks reflect performance since 9/30/08.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	18.4
Health Technology	14.6
Consumer Non-Durables	9.5
Retail Trade	9.1
Producer Manufacturing	8.6
Electronic Technology	5.6
Technology Services	5.3
Communications	5.0
Sectors Less Than 5.0%	21.6
Cash and Other Net Assets	2.3

PORTFOLIO COUNTRY ALLOCATION (%)

United States	53.6
Switzerland	9.6
United Kingdom	7.2
Ireland	4.8
Canada	4.8
Netherlands	3.3
Japan	2.5
France	2.0
7 Countries Less Than 2.0%	9.9
Cash and Other Assets	2.3

TOP TEN HOLDINGS

Company Name	% of Net Assets
Medtronic, PLC	3.5
Roche Holding AG	3.3
BCE, Inc.	2.7
Nestle SA	2.6
Seven & I Holdings Co., Ltd.	2.5
Verizon Communications, Inc.	2.3
Microsoft Corp.	2.2
Pfizer, Inc.	2.1
Diageo, PLC, ADR	2.0
Apple, Inc.	1.9
Total	14.6

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$21.6
S Share Assets (Millions):	$2.9
Number of Holdings:	68
Wtd. Avg. Market Cap (Billions):	$110.3
Median Market Cap (Billions):	$52.6
Turnover Rate:	27.6 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 25 years
Kent L. Johnson, CFA, 26 years
Raymond E. Sit, 23 years
Michael J. Stellmacher, CFA, 24 years
Tasha M. Murdoff, 20 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.25%	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. The MSCI World Index consists of the following 24 developed market country indices: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States (as of 12/31/12). It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit Balanced Fund

As of December 31, 2015

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 25 years
Bryce A. Doty, CFA, 25 years
John M. Bernstein, 20 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**3.74**	**2.25**	**9.72**	**8.19**	**5.80**	**6.81**
S&P 500® Index	7.04	1.38	15.13	12.57	7.31	9.04
Barclays Aggregate Bond Index	-0.57	0.55	1.44	3.25	4.51	5.51

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Balanced	**7.88**	**10.52**	**-26.88**	**23.12**	**10.51**	**2.04**	**9.95**	**18.36**	**9.15**	**2.25**
S&P 500® Index	15.80	5.50	-37.00	26.47	15.06	2.11	16.00	32.39	13.69	1.38
Barclays Aggregate Bond Index	4.33	6.97	5.24	5.93	6.54	7.84	4.22	-2.02	5.97	0.55

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Alphabet, Inc.	1.9
Medtronic, PLC	1.8
Apple, Inc.	1.8
Visa, Inc.	1.7
Microsoft Corp.	1.4

Bonds

Company Name	% of Net Assets
U.S. Treasury Strips, 3.22%, 5/15/44	1.7
U.S. Treasury Note, 1.38%, 10/31/20	1.2
FNMA, 5.50%, 10/1/33	0.9
FNMA, 6.00%, 8/1/37	0.7
INVISTA Finance, LLC, 4.25%, 10/15/19	0.6

PORTFOLIO ALLOCATION (%)

Stocks	60.3
Bonds	32.6
Cash and Other Net Assets	7.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$23.1
Number of Holdings:	214

Sit Large Cap Growth Fund

As of December 31, 2015

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**6.34**	**4.47**	**14.42**	**11.17**	**7.10**	**9.90**
Russell 1000® Growth Index	7.32	5.67	16.83	13.53	8.53	10.99

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Large Cap Growth	**9.54**	**14.14**	**-34.10**	**28.14**	**10.79**	**-0.53**	**13.96**	**29.21**	**10.97**	**4.47**
Russell 1000® Growth Index	9.08	11.81	-38.44	37.21	16.71	2.64	15.26	33.48	13.05	5.67

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

TOP TEN HOLDINGS

Company Name	% of Net Assets
Alphabet, Inc.	6.0
Apple, Inc.	4.4
Medtronic, PLC	3.1
Microsoft Corp.	3.0
Visa, Inc.	2.8
Gilead Sciences, Inc.	2.7
CVS Health Corp.	2.4
Adobe Systems, Inc.	2.3
Facebook, Inc.	2.3
PepsiCo, Inc.	2.2
Total	31.2

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 25 years
Ronald D. Sit, CFA, 31 years
Michael J. Stellmacher, CFA, 24 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	20.6
Health Technology	16.9
Electronic Technology	9.8
Consumer Services	8.3
Retail Trade	7.6
Producer Manufacturing	7.4
Consumer Non-Durables	6.8
Health Services	4.3
Sectors Less Than 4.0%	17.1
Cash and Other Net Assets	1.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$134.0
Number of Holdings:	76
Wtd. Avg. Market Cap (Billions):	130.4
Median Market Cap (Billions):	54.2
Turnover Rate:	11.4 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Sit Mid Cap Growth Fund

As of December 31, 2015

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 25 years
Kent L. Johnson, CFA, 26 years
Robert W. Sit, CFA, 24 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Russell Investment Group is the owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**0.90**	**-2.22**	**11.42**	**8.88**	**6.50**	**11.58**
Russell Midcap® Growth Index	4.12	-0.20	14.88	11.54	8.16	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Mid Cap Growth	**9.56**	**18.87**	**-45.34**	**35.59**	**27.10**	**-6.53**	**18.36**	**33.42**	**6.01**	**-2.22**
Russell Midcap® Growth Index	10.65	11.44	-44.32	46.29	26.38	-1.65	15.81	35.74	11.90	-0.20

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
TJX Cos., Inc.	2.7	Ulta Salon Cosmetics & Fragrance, Inc.	2.3
Ultimate Software Group, Inc.	2.6	Allergan, PLC	2.1
Skyworks Solutions, Inc.	2.6	Waste Connections, Inc.	2.0
Ecolab, Inc.	2.4	Snap-On, Inc.	2.0
Avago Technologies, Ltd.	2.4	Thermo Fisher Scientific, Inc.	1.9
		Total	22.8

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	12.3
Technology Services	10.6
Electronic Technology	9.9
Finance	8.6
Retail Trade	8.4
Producer Manufacturing	7.9
Health Services	7.4
Consumer Services	7.2
Sectors Less Than 6.0%	26.4
Cash and Other Net Assets	1.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$147.0
Number of Holdings:	85
Wtd. Avg. Market Cap (Billions):	$19.9
Median Market Cap (Billions):	$9.6
Turnover Rate:	9.5 %

Sit Small Cap Growth Fund

As of December 31, 2015

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**1.32**	**-2.66**	**10.24**	**8.87**	**6.75**	**10.29**
Russell 2000® Growth Index	4.32	-1.38	14.28	10.67	7.95	7.60

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Small Cap Growth	**7.99**	**20.43**	**-42.96**	**33.06**	**27.28**	**-0.23**	**14.40**	**35.66**	**1.46**	**-2.66**
Russell 2000® Growth Index	13.34	7.05	-38.54	34.47	29.09	-2.91	14.59	43.30	5.60	-1.38

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

TOP TEN HOLDINGS

Company Name	% of Net Assets
Ultimate Software Group, Inc.	2.9
Skyworks Solutions, Inc.	2.6
Snap-On, Inc.	2.4
Celgene Corp.	2.2
Synaptics, Inc.	2.2
Acadia Healthcare Co., Inc.	2.1
Manhattan Associates, Inc.	1.9
On Assignment, Inc.	1.9
Waste Connections, Inc.	1.9
Alexion Pharmaceuticals, Inc.	1.9
Total	22.0

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 25 years
Kent L. Johnson, CFA, 26 years
Robert W. Sit, CFA, 24 years
Michael J. Stellmacher, CFA, 24 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	15.9
Technology Services	13.8
Health Services	9.0
Electronic Technology	8.7
Finance	8.1
Producer Manufacturing	7.1
Consumer Durables	6.4
Retail Trade	5.1
Sectors Less Than 5.1%	23.7
Cash and Other Net Assets	2.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$91.7
Number of Holdings:	91
Wtd. Avg. Market Cap (Billions):	$7.6
Median Market Cap (Billions):	$3.3
Turnover Rate:	15.4 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

The Fund invests in small-cap stocks, which involve additional risks such a limited liquidity and greater volatility.

Sit International Growth Fund

As of December 31, 2015

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 25 years
Tasha M. Murdoff, 20 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**4.59**	**4.86**	**4.33**	**3.77**	**2.41**	**3.92**
MSCI EAFE Growth Index	6.67	4.09	6.83	4.60	4.03	4.11

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
International Growth	**18.19**	**16.08**	**-44.99**	**27.65**	**9.51**	**-10.80**	**18.79**	**17.56**	**-7.88**	**4.86**
MSCI EAFE Growth Index	22.33	16.45	-42.70	29.36	12.25	-12.11	16.86	22.55	-4.43	4.09

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	14.2
Consumer Non-Durables	14.1
Finance	11.5
Producer Manufacturing	9.9
Process Industries	7.5
Technology Services	6.3
Electronic Technology	6.1
Commercial Services	6.0
Sectors Less Than 6.0%	22.7
Cash and Other Net Assets	1.7

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	26.4
Japan	11.5
Switzerland	10.1
Netherlands	8.2
France	8.0
China/Hong Kong	6.0
Germany	6.0
Canada	3.9
11 Countries Less Than 3.9%	18.2
Cash and Other Assets	1.7

TOP TEN HOLDINGS

Company Name	% of Net Assets
Nestle SA	3.1
Diageo, PLC, ADR	2.5
Medtronic, PLC	2.4
Seven & I Holdings Co., Ltd.	2.1
Babcock International Group, PLC	2.0
British American Tobacco, PLC	2.0
Reckitt Benckiser Group, PLC	2.0
Roche Holding AG	2.0
DS Smith, PLC	2.0
Novartis AG	2.0
Total	22.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$21.7
Number of Holdings:	72
Wtd. Avg. Market Cap (Billions):	$55.7
Median Market Cap (Billions):	$30.0
Turnover Rate:	18.0 %

Sit Developing Markets Growth Fund

As of December 31, 2015

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**1.89**	**-15.88**	**-7.94**	**-6.71**	**1.55**	**3.03**
MSCI Emerging Markets Index	0.26	-16.96	-9.04	-7.16	1.18	2.38

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Developing Markets Growth	**31.59**	**40.72**	**-55.26**	**73.97**	**14.53**	**-18.48**	**11.08**	**0.59**	**-7.79**	**-15.88**
MSCI Emerging Markets Index	29.18	36.48	-54.48	74.50	16.36	-20.41	15.15	-4.98	-4.63	-16.96

PORTFOLIO SECTOR ALLOCATION (%)

Finance	22.1
Electronic Technology	13.5
Consumer Services	11.7
Consumer Non-Durables	7.9
Producer Manufacturing	7.8
Consumer Durables	6.7
Retail Trade	5.2
Technology Services	5.2
Sectors Less Than 5.0%	18.9
Cash and Other Net Assets	1.0

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	30.9
South Korea	14.2
Brazil	9.5
South Africa	8.3
India	7.9
Taiwan	6.4
Turkey	3.6
Singapore	3.3
9 Countries Less Than 3.3%	14.9
Cash and Other Assets	1.0

TOP TEN HOLDINGS

Company Name	% of Net Assets
Tencent Holdings, Ltd.	5.1
Embraer SA, ADR	4.2
Naspers, Ltd.	4.2
Samsung Electronics Co., Ltd.	4.0
Shinhan Financial Group Co., Ltd.	3.9
Ambev SA, ADR	3.3
ICICI Bank, Ltd., ADR	3.1
NICE Systems, Ltd., ADR	3.0
Taiwan Semiconductor Co.	3.0
China Mobile, Ltd., ADR	3.0
Total	36.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$72
Number of Holdings:	53
Wtd. Avg. Market Cap (Billions):	$50.2
Median Market Cap (Billions):	$14.9
Turnover Rate:	13.6 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 25 years
Raymond E. Sit, 23 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	2.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit U.S. Government Securities Fund

As of December 31, 2015

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 47 years
Bryce A. Doty, CFA, 25 years
Mark H. Book, CFA, 29 years

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

		Annualized Returns						
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
U.S. Government Securities	**0.21**	**1.42**	**0.50**	**1.37**	**3.55**	**5.62**	**2.80**	**1.86**
Barclays Interm. Gov't Index	-0.84	1.18	0.81	2.03	3.71	5.79		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
U.S. Government Securities	**4.13**	**6.92**	**5.13**	**7.78**	**4.91**	**2.72**	**2.67**	**-2.08**	**2.22**	**1.42**
Barclays Interm. Gov't Index	3.84	8.47	10.43	-0.32	4.98	6.08	1.73	-1.25	2.52	1.18

PORTFOLIO SECTOR ALLOCATION (%)

CMO	52.6
FNMA Pass-Through	18.1
GNMA Pass-Through	10.7
FHLMC Pass-Through	6.6
U.S. Treasury/Federal Agy.	4.1
Asset-Backed	2.7
Cash & Other Net Assets	4.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$603.6
Average Maturity:	18.8 Years
Effective Duration:	1.0 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays Intermediate Government Index** is a sub-index of the Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Sit Quality Income Fund

As of December 31, 2015

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	Annualized Returns: Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Quality Income	**-0.06**	**-0.27**	**0.33**	**1.36**	**0.94**
Barclays U.S. 1-3 Gov't/Credit Index	-0.36	0.65	0.69		

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2013	2014	YTD 2015
Quality Income	**0.58**	**0.68**	**0.98**
Barclays U.S. 1-3 Gov't/Credit Index	0.64	0.77	0.65

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	39.4
Corporate Bonds	16.6
Asset-Backed (non-agency)	12.8
Mortgage Pass-Through (Agy.)	10.0
CMO (non-agency)	7.2
Taxable Municipal	6.0
Taxable Municipal (Agy-Backed)	3.6
Cash & Other Net Assets	4.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$71.5
Average Maturity:	7.0 Years
Effective Duration:	0.4 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be 'A' or better.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

- Michael C. Brilley, 47 years
- Bryce A. Doty, CFA, 25 years
- Mark H. Book, CFA, 29 years
- Christopher M. Rasmussen, CFA, 15 Years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Sit Tax-Free Income Fund

As of December 31, 2015

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 47 years
Paul J. Jungquist, CFA, 21 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free Income	**2.36**	**3.91**	**4.39**	**6.73**	**4.27**	**5.38**
Barclays 5-Year Muni Index	0.66	2.43	2.14	3.25	4.12	5.27

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Tax-Free Income	**3.54**	**0.26**	**-15.77**	**22.42**	**2.49**	**10.73**	**9.93**	**-4.46**	**14.60**	**3.91**
Barclays 5-Year Muni Index	3.34	5.15	5.78	7.40	3.40	6.93	2.97	0.81	3.19	2.43

YIELDS / DISTRIBUTION RATES (%)

12-Month Distribution Rate	3.64
30-Day SEC Yield	3.00

Tax-Equivalent 30-Day Yields

28.0% Tax Rate	4.17
36.8% Tax Rate	4.75
38.8% Tax Rate	4.90
43.4% Tax Rate	5.30

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represents the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Single Family Mortgage	22.3
Multi Family Mortgage	19.4
Other Revenue	12.5
Education/Student Loan	8.2
Insured	6.8
Investment Companies	6.0
General Obligation	5.9
Hospital / Health Care	4.8
Sectors Less Than 3.0%	8.2
Cash and Other Net Assets	5.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$161.2
Average Maturity:	16.9 Years
Duration to Estimated Avg. Life:	5.7 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Sit Minnesota Tax-Free Income Fund

As of December 31, 2015

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**1.50**	**3.54**	**3.32**	**5.52**	**4.54**	**4.92**
Barclays 5-Year Muni Bond Index	0.66	2.43	2.14	3.25	4.12	4.55

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Minnesota Tax-Free Income	**4.92**	**1.04**	**-10.75**	**22.04**	**3.18**	**10.64**	**7.24**	**-3.10**	**9.91**	**3.54**
Barclays 5-Year Muni Index	3.34	5.15	5.78	7.40	3.40	6.93	2.97	0.81	3.19	2.43

YIELDS / DISTRIBUTION RATES (%)

12-Month Distribution Rate	3.30
30-Day SEC Yield	2.71

Tax-Equivalent 30-Day Yields

33.65% Tax Rate	4.08
43.03% Tax Rate	4.76
44.83% Tax Rate	4.91
48.98% Tax Rate	5.31

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top three tax brackets and a Minnesota tax rate of 7.85% or 9.85% as applicable.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	20.6
Single Family Mortgage	15.9
Hospital / Health Care	14.7
Education/Student Loan	11.6
Other Revenue	6.6
Municipal Lease	4.8
Utility	4.1
Escrow to Maturity/Pre-Refund	3.7
Sectors Less Than 3.0%	10.6
Cash and Other Net Assets	7.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$482.7
Average Maturity:	15.3 Years
Duration to Estimated Avg. Life:	4.8 Years

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 47 years
Paul J. Jungquist, CFA, 21 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Sit Investment Associates
Sit Mutual Funds
80 S. Eighth Street, 3300 IDS Center
Minneapolis, MN 55402

2015 Tax Information			
Completed Federal Form	Information	Recipients in Tax Year 2015	Date Mailed to Shareholders
1099-DIV	Reports ordinary and qualified dividends and short- and long-term capital gain distributions for taxable accounts. Tax-exempt income is also reported.	While all the Sit Mutual Funds distributed dividend income and/or capital gains in 2015, shareholders will receive this tax form only if they were fund owners at the time the dividend income or capital gains were distributed.	Mailed in February 2016
1099-B	Reports exchange and redemption activity in non-IRA accounts.	Shareholders who made transactions in any Sit Mutual Fund. IRA and retirement plan account activity is not included.	Mailed in February 2016
1099-R	Reports withdrawals from retirement plan accounts and IRAs, including distributions, direct rollovers, conversions, recharacterizations and excess contributions. Also includes federal and state tax withholding, if any.	Shareholders who made account transactions, as described in box to the immediate left, in their IRA and retirement plan accounts.	Mailed in February 2016
5498	Reports annual, rollover and conversion contributions and recharacterizations for Traditional, Roth, SEP and SIMPLE IRA accounts. Also includes the December 31st fair market value.	Shareholders who made account transactions, as described in box to the immediate left, in their IRA account.	By June 1, 2016

Sit Mutual Funds 2016 Investment Seminars

There are two remaining seminars this year. Join us for breakfast or lunch and learn how to minimize taxes and the basics of special needs planning in hour-long seminars presented by Sit Mutual Funds in both morning and midday sessions. The breakfast sessions will begin at 7:30 a.m. at the Edina Country Club at 5100 Wooddale Avenue, Edina, MN. Lunch sessions begin at noon in the third floor conference room of the IDS Tower located at 80 S. 8th Street, Minneapolis, MN. This year's seminars are:

- **Taxes from A to Z and Ways to Minimize Them - March 29, 2016**
- **Introduction to Special Needs Planning - April 26, 2016**

Reservations are required to attend. Please call Steve Benjamin at 612-359-2554 or by email at spb@sitinvest.com. We occasionally add seminar dates when demand is great, so check with us to see if more dates are available.

The Sit Mutual Funds Newsletter is published quarterly by Sit Investment Associates, 3300 IDS Center, 80 S. 8th Street, Minneapolis, MN 55402-2211.